Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption ‘‘Experts’’ in the Registration Statement (Form S-3) and related Prospectus of Brookdale Senior Living, Inc. for the registration of 40,628,000 shares of its common stock and to the incorporation by reference therein of our report dated March 17, 2006 with respect to the consolidated and combined financial statements and schedule of Brookdale Senior Living, Inc. as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 and for the periods from January 1, 2005 to September 30, 2005 and October 1, 2005 to December 31, 2005, included in its Annual Report (Form 10-K/A) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

December 19, 2006